SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 4)

PEROT SYSTEMS CORPORATION
(Name of Subject Company)

PEROT SYSTEMS CORPORATION
(Name of Person Filing Statement)

CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)
714265105
(CUSIP Number of Class of Securities)
THOMAS D. WILLIAMS
VICE PRESIDENT, SECRETARY AND GENERAL COUNSEL
PEROT SYSTEMS CORPORATION
2300 West Plano Parkway
Plano, Texas 75075
(972) 577-0000
(Name, Address and Telephone Number of Person Authorized to
Receive Notice and Communications on Behalf of the Person(s) Filing Statement)
With copies to:

JOHN W. MARTIN SOREN LINDSTROM BAKER BOTTS L.L.P. 2001 Ross Avenue, Suite 600 Dallas, Texas 75201 (214) 953-6500	J. DAVID KIRKLAND, JR. BAKER BOTTS L.L.P. 910 Louisiana Street, Suite 3200 Houston, Texas 77002 (713) 229-1234
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 4 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (together with the exhibits and annexes thereto, the “Schedule 14D-9”), originally filed with the Securities and Exchange Commission (the “SEC”) on October 2, 2009, by Perot Systems Corporation, a Delaware corporation (“Perot Systems”), as amended by Amendment No. 1 filed with the SEC on October 8, 2009, Amendment No. 2 filed with the SEC on October 9, 2009 and Amendment No. 3 filed with the SEC on October 13, 2009. The Schedule 14D-9 relates to the offer by DII — Holdings Inc. (“Purchaser”), a Delaware corporation and an indirect, wholly-owned subsidiary of Dell Inc., a Delaware corporation (“Dell”), to purchase all of the issued and outstanding shares of Class A Common Stock, par value $0.01 per share (each, a “Share”), for $30.00 per Share, in cash to the seller without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 2, 2009 and in the related Letter of Transmittal, copies of which were filed with the Schedule 14D-9 as Exhibits (a)(2) and (a)(3), respectively. Capitalized terms used and not otherwise defined in this Amendment have the meanings assigned to such terms in the Schedule 14D-9.
     Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment.
Item 3. Past Contacts, Transactions, Negotiations and Agreements.
     Item 3 of the Schedule 14D-9 is hereby amended and supplemented by amending and restating the final sentence under the caption “Agreements, Arrangements or Understandings between Perot Systems or its Affiliates and Dell or Purchaser— Employment Agreements—Executive Retention Agreements” as follows:
“It is expected that Dell will offer to enter into retention agreements with two additional officers of Perot Systems (neither of whom is an executive officer).”
Item 4. The Solicitation or Recommendation.
     Item 4 of the Schedule 14D-9 is hereby amended and supplemented by amending and restating the ninth, twelfth, twenty-first and penultimate paragraphs, respectively, under the caption “Background of the Transaction” as follows:
     “On July 20, 2009, Michael S. Dell, Dell’s Chairman and Chief Executive Officer, telephoned Mr. Perot, Jr. to discuss restarting discussions regarding a possible acquisition and how the Perot Systems’ business could play an important role in building Dell’s IT services business, and indicated that Dell would be willing to pay up to $22.00 per Share in cash for Perot Systems. On July 27, 2009, Mr. Dell and Mr. Perot, Jr. met to continue discussing the merits of a possible acquisition. At this meeting, Mr. Dell informed Mr. Perot, Jr. that he would consider proposing Mr. Perot, Jr. for a seat on Dell’s board of directors following the closing of the possible acquisition, subject to the approval of Dell’s governance and nominating committee.”
     “On August 24, 2009, Mr. Luce met with Mr. Perot, Jr. to continue discussing the possible financial terms of an offer and indicated that Dell was prepared to make an all-cash offer of $26.50 per Share. During the course of the meetings with Mr. Perot, Jr. in August, Mr. Luce also advised Mr. Perot, Jr. that he intended to propose Mr. Perot, Jr. for a seat on Dell’s board of directors following the closing of the possible acquisition.”
     “On September 1 and September 2, 2009, in a series of telephone calls and in person meetings between Mr. Gladden and Mr. Freeman and between Messrs. Gladden, Schuckenbrock and Tu, along with several other representatives of Dell, and Messrs. Freeman, Harper and Williams, the parties continued negotiating certain general terms of the proposed acquisition to be included in the non-binding term sheet to be attached to the Exclusivity Agreement, including a provision regarding the expectation that Mr. Perot, Jr. would become a member of Dell’s board of directors at or following the closing of the proposed acquisition.”
     “Later on September 20, 2009, the Merger Agreement and the related ancillary documents, including the Tender Agreements, were executed by Dell, Perot Systems and the other parties thereto. The Merger Agreement does not contain any provisions with respect to the appointment of Mr. Perot, Jr. to Dell’s board of directors or otherwise obligate Dell or the Purchaser to take any actions with respect to the proposal, nomination or appointment of Mr. Perot, Jr.”
     Item 4 of the Schedule 14D-9 is hereby further amended and supplemented by amending and restating in its entirety the first and last bullet points, respectively, of the first paragraph under the caption “Reasons for the Recommendation of the Board of Directors” as follows:
“•	The knowledge of the Board and management of our business, operations, financial condition, earnings and prospects, including the Board’s consideration and evaluation of our current five-year financial plan and the execution risks and uncertainties inherent in achieving any plan, compared to the relative certainty of realizing a fair cash value for our stockholders in the Merger, particularly given that the range of present values of the Shares implied by Goldman Sachs’ future share price analysis was substantially lower than the $30 per Share offered by Dell. The Board also noted that, although the range of present values derived by Goldman Sachs under its discounted cash flow analysis was broad, the Offer price was slightly above the high end of such range. See “—Opinion of Goldman, Sachs & Co.—Illustrative Present Value of Future Share Price Analysis” and “—Opinion of Goldman, Sachs & Co.—Illustrative Discounted Cash Flow Analysis.”
“•	The impact of the Offer and the Merger, including the view that Dell and Perot Systems have complementary capabilities and the expectation that the new services unit will be managed by our senior management from our Plano offices, on Perot Systems’ associates.”

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

PEROT SYSTEMS CORPORATION
Date: October 19, 2009	By:	/s/ Thomas D. Williams
		Name:	Thomas D. Williams
		Title:	Vice President, Secretary & General Counsel